EXHIBIT 1

INDEPENDENT AUDITORS' CONSENT

The Board of Trustees
Texas Regional Bancshares, Inc.,

We consent to the incorporation by reference in the Registration Statement on Form S-8 of Texas Regional Bancshares, Inc. (filed under Securities and Exchange Commission File No. 33-39386) of our report dated April 21, 2000, relating to the statements of net assets available for plan benefits of Texas Regional Bancshares, Inc. Employee Stock Ownership Plan (with 401(k) provisions) at December 31, 1999 and 1998 and the related statements of changes in net assets available for plan benefits for the years ended December 31, 1999 and 1998, which report appears in the December 31, 1999 annual report of Form 11-K of Texas Regional Bancshares, Inc. Employee Stock Ownership Plan (with 401(k) provisions).

                                         /s/ KPMG LLP

Houston, Texas
June 26, 2000